




07044060

February 1, 2007

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: _____ *1934*
Section: _____
Rule: _____ *14A-8*
Public
Availability: _____ *2/1/2007*

Re: Allegheny Energy, Inc.
       Incoming letter dated December 20, 2006

Dear Mr. Dunlap:

This is in response to your letter dated December 20, 2006 concerning the shareholder proposal submitted to Allegheny Energy by Timothy M. Medice. We also have received a letter on the proponent's behalf dated January 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.

FEB 2 2007

1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
       2215 Nelson Ave., No. 205
       Redondo Beach, CA 90278

31235


Allegheny Energy, Inc.

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724) 838-6177
ddunlap@alleghenyenergy.com

December 20, 2006

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc.- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal ("Proposal B") and the statement in support thereof (the "Supporting Statement") submitted by Timothy M. Medice (the "Proponent") and received on November 22, 2006, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "2007 Meeting"). For the reasons set forth below, the Company intends to exclude Proposal B pursuant to Rule 14a-8(i)(11) (duplication) because it substantially duplicates a proposal received on November 13, 2006 from the United Brotherhood of Carpenters and Joiners of America, represented by Douglas J. McCarron ("Proposal A") and Rule 14a-8(i)(10) because it has been substantially implemented. Therefore, the Company respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits Proposal B.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter and (ii) Proposal B and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit B. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

1. Proposal B may be excluded under Rule 14a-8(i)(11) because it substantially duplicates a previously submitted proposal.

The Proposals

Proposal A, attached hereto as Exhibit A, which was received by the Company on November 13, 2006, provides:

> Resolved: That the shareholders of Allegheny Energy, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (charter or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Proposal B, attached hereto as Exhibit B, which was received by the Company on November 22, 2006, provides:

> Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting

Discussion

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34 12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff's view is that where proposals are substantially duplicative, the previously submitted proposal should be included.

Of the two proposals, Proposal A was submitted to the Company first, and the Company intends to include it in the Proxy Materials.[1] The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. See, for example: Pacific Gas & Electric Company (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer compensation to performance indicators was

---

[1] The Company notes that it is also filing a no-action request ("Letter A") with the Commission with respect to Proposal A. However, the Company made clear in Letter A that it will withdraw its request in that letter if the Staff determines that Proposal B can be omitted from the Proxy Materials solely in reliance on Rule 14a-8(i)(11), as duplicative of Proposal A. Accordingly, the Company is making that assumption in representing to the Staff that it intends to include Proposal A in the Proxy Materials.

substantially duplicative of both (a) a proposal to tie compensation of non salary management to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that the proposals were duplicative even though they covered different groups of people (*i.e.*, one covered management employees, which included the chief executive officer, while the other covered only the chief executive officer). The Staff also agreed that proposals with different mechanisms were substantially duplicative -- a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation. See also, Siebel Systems, Inc. (April 15, 2003), where a proposal seeking performance-based requirements for all stock options was substantially duplicative of a proposal seeking performance hurdles or indexing for all stock based plans; Sprint Corporation (February 1, 2000), where a proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval was substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements; Merck & Co., Inc. (December 29, 2004), where a proposal prohibiting Merck's senior corporate officers from sitting on or chairing the board of directors was substantially duplicative of another proposal that the Board establish a policy of separating the roles of Board chair and chief executive officer whenever possible, so that an independent director who had not served as an executive officer of Merck serve as chair of the board of directors.

In the Staff's view, proposals are substantially duplicative where the core issues addressed by proposals are substantially the same, even if there are minor differences. That is the case here. Both proposals request that Company "initiate" the "appropriate process to amend" the Company's charter or bylaws "to provide that director nominees" shall be elected "by the affirmative vote of the majority of votes cast at an annual" meeting of stockholders. Including Proposal B would frustrate the purpose of Rule 14a-8(i)(11) by forcing stockholders to consider two substantially duplicative proposals in the same year. The Company is therefore of the view that Proposal B is excludable as substantially duplicative of Proposal A and respectfully requests that the Staff not recommend enforcement action to the SEC if Proposal B is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(11).

2. *Proposal B may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.*

Rule 14a-8(i)(10) permits the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995) (proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. See SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999) (finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 28, 1991) (company's

environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

Proposal B and the Supporting Statement request that the Board "initiate an appropriate process" to amend the Company's bylaws to provide that directors are to be elected by a "majority of votes cast" at an annual meeting of stockholders. Upon receiving two substantially duplicative proposals on November 13, 2006 (Proposal A) and November 22, 2006 (Proposal B), the Board "initiated the appropriate process," and based on advice from its outside Maryland counsel, the Board amended Article II, Section 6 of the Company's bylaws on December 7, 2006 to provide that any nominee for election in an uncontested election at a meeting of stockholders who receives a greater number of votes cast "withheld" for his or her election than "for" such election (e.g., a majority withhold vote) shall tender his or her resignation. This bylaw amendment (the "Bylaw Amendment") was made public in the Company's Form 8-K filed December 13, 2006 a copy of which is attached hereto as Exhibit C. The Bylaw Amendment provides that:

> Except as prohibited by law or by the Charter, any nominee for election as a Director at a meeting of stockholders duly called and at which a quorum is present, in an uncontested election, who receives a greater number of votes cast "withheld" for his or her election than "for" such election (a "Majority Withhold Vote") shall tender his or her resignation to the Nominating and Governance Committee, or its successor (the "Governance Committee"), for consideration following certification of such vote.

> The Governance Committee shall promptly consider the resignation offer, and a range of possible responses based on any facts or circumstances it considers relevant and make a recommendation to the Board of Directors. If each member of the Governance Committee ·received a Majority Withhold Vote at the same election, then the independent Directors who did not receive a Majority Withhold Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them. The Board of Directors will take action on the Governance Committee's recommendation (or committee of independent Directors' recommendation) within 90 days following certification of the stockholder vote. The Company will publicly disclose each such resignation and the related action taken by the Board of Directors.

> The Board of Directors expects that any Director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. However, if the only Directors who did not receive a Majority Withhold Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

> An election will be deemed to be uncontested if no stockholder provides notice of an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a Director election in the manner required by these Bylaws, or if any such stockholders have withdrawn all such nominations by the day before the mailing of notice of the meeting to stockholders.

The Proponent also states that Proposal B "is not intended to unnecessarily limit our Board's judgment in crafting a vigorous provision on this topic into our charter or bylaws." Under Maryland law, directors serve until the next annual meeting and their successors are elected and qualify. If Proposal B were implemented, an existing director who failed to receive a "majority of votes cast" at the meeting would still continue to serve as a director of the Company until his or her successor was elected and qualified. Merely failing to receive a majority of the votes cast does not, without more, serve to terminate the term of office of an existing director. In order to effectively implement the majority vote standard in Proposal B, a director who fails to receive a majority of votes cast would be required to tender his or her resignation. Practically, this is the same process and result dictated by the Bylaw Amendment. Accordingly, the Company believes that the Bylaw Amendment substantially implements Proposal B.

As evidenced in the above-described Bylaw Amendment, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that Proposal B may properly be omitted from the Proxy Materials for the 2007 Meeting pursuant to Rule 14a-8(i)(11) as substantially duplicative and pursuant to Rule 14a-8(i)(10) as "substantially implemented."

If the Staff believes that it will not be able to concur in our view that Proposal B may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

cc: Timothy M. Medice
    John Chevedden

Exhibit A



**United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001**

**Edward J. Durkin
Director, Corporate Affairs Department**

Telephone: 202–546–6206 EXT 221

Fax: 202–543–4871

■DATE
Monday, November 13, 2006

■TO
Daniel Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.

■SUBJECT
Carpenters Shareholder Proposal

■FAX NUMBER
724-838-6177

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 724-838-6177]

Daniel Dunlap   November 13, 2006
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

Dear Mr. Dunlap:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Allegheny Energy, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. A recently completed Majority Vote Work Group Report addressing this issue is available for your consideration at http://www.cii.org/majority/pdf/MajorityVoteWorkGroupReport.pdf. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc.   Edward J. Durkin
        Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Allegheny Energy, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (charter or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel

that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Timothy M. Medice
729 Butler Road
Kittaning, Pa. 16201

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely,   Date: 11 20 06

Timothy M. Medice
Shareholder of Record
Allegheny Energy. Inc.
cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

3 – Directors to be Elected by Majority

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board to and apply this in at least uncontested elections. This proposal asks that our directors to the fullest extent possible not make any provision to override our shareholder vote and keep a director in office who fails this criterion.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting a vigorous provision on this topic into our charter or bylaws. Provisions that allow director nominees, with minuscule votes, to get away with only offering to resign are inadequate because a voted-out director could still remain in office. A majority vote standard to the greatest extent feasible is a superior solution that merits shareholder support. Since various state laws are being updated to be compatible with this topic, this proposal would simply be a recommendation for the future if it is absolutely impossible to adopt it at the time of the annual meeting or soon thereafter.

Timothy M. Medice, 729 Butler Road, Kittanning, PA 16201 sponsors this proposal.

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

A majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

Eighty-seven (87) shareholder proposals on this topic won an impressive 47% average yes-vote in 2006. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

Directors to be Elected by Majority
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

8-K 1 form_8k.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 13, 2006 (December 7, 2006)
Date of report (Date of earliest event reported)

ALLEGHENY ENERGY, INC.
(Exact name of registrant as specified in charter)

Maryland	1-267	13-5531602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 Cabin Hill Drive Greensburg, Pennsylvania	
(Address of principal executive of offices)	15601-1689 (Zip code)

Registrant's telephone number, including area code: (724) 837-3000

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 7, 2006, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws"), which amended Article II, Section 6 of the Company's bylaws to provide that any nominee for election in an uncontested election at a meeting of stockholders duly called and at which a quorum is present who receives a greater number of votes cast "withheld" for his or her election than "for" such election (a "Majority Withhold Vote") shall tender his or her resignation to the Nominating and Governance Committee of the Board (the "Governance Committee") for consideration after such vote. An election will be deemed uncontested if no stockholder provides notice of an intention to nominate one or more candidates to compete with the nominees of the Board in an election of directors in the manner required by the Amended and Restated Bylaws or if any such stockholders have withdrawn all such nominations by the day before the mailing of notice of the relevant meeting of stockholders.

As more fully described in the Amended and Restated Bylaws, the Governance Committee or, if each member of the Governance Committee received a Majority Withhold Vote, then a committee of independent directors who did not receive a Majority Withhold Vote, will consider any such resignation offer and recommend to the Board whether to accept any such offer. Any director whose resignation is under consideration will be expected to abstain from participating in any decision of the Board as to whether to accept such resignation.

The Amended and Restated Bylaws are attached as Exhibit 3.1 hereto and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits

Exhibit No.   Description

3.1   Amended and Restated Bylaws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY ENERGY, INC.

Dated: December 13, 2006

By: /s/ David M. Feinberg

Name: David M. Feinberg

Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Bylaws.

EX-3.(II) 2 exhibit3_1.htm AMENDED & RESTATED BY-LAWS
ALLEGHENY ENERGY, INC.

AMENDED AND RESTATED BYLAWS

December 7, 2006

ARTICLE I

OFFICES

Section 1.   Principal Office. The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2.   Additional Offices. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS' MEETINGS

Section 1.   Place of Meetings. Every meeting of the stockholders shall be held at the principal executive office of the Corporation, or at such other place as shall be set by the Board of Directors and specified in the notice of the meeting.

Section 2.   Annual Meetings. An annual meeting of the stockholders of this Corporation shall be held on the second Thursday in May in each year (or if that be a legal holiday, then on the next succeeding business day) or, if so set by the Board of Directors, on any other business day during the month of May for the purpose of electing Directors and for the transaction of such other business within the powers of the Corporation and as may properly be brought before the meeting.

Section 3.   Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed

by one or more stockholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their agents duly authorized in writing) as of the Request Record Date entitled to cast not less than a majority (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the Secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held in the preceding 12 months.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting

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shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00

p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date

within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date.

(5) If written revocations of requests for the special meeting have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, the President or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent at least a majority of the issued and outstanding shares of stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action

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(including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.

Section 4.   Notice. Not less than ten nor more than 90 days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and may vote at the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by transmitting it to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid.

Subject to Section 11(a), any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

Section 5.   Quorum. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum; but this section shall not affect any requirement under any statute or the Charter for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the Chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6.   Voting. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a Director. Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted.

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Except as prohibited by law or by the Charter, any nominee for election as a Director at a meeting of stockholders duly called and at which a quorum is present, in an uncontested election, who receives a greater number of votes cast "withheld" for his or her election than "for" such election (a "Majority Withhold Vote") shall tender his or her resignation to the Nominating and Governance Committee, or its successor (the "Governance Committee"), for consideration following certification of such vote.

The Governance Committee shall promptly consider the resignation offer, and a range of possible responses based on any facts or circumstances it considers relevant and make a recommendation to the Board of Directors. If each member of the Governance Committee received a Majority Withhold Vote at the same election, then the independent Directors who did not receive a Majority Withhold Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them. The Board of Directors will take action on the Governance Committee's recommendation (or committee of independent Directors' recommendation) within 90 days following certification of the stockholder vote. The Company will publicly disclose each such resignation and the related action taken by the Board of Directors.

The Board of Directors expects that any Director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. However, if the only Directors who did not receive a Majority Withhold Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

An election will be deemed to be uncontested if no stockholder provides notice of an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a Director election in the manner required by these Bylaws, or if any such stockholders have withdrawn all such nominations by the day before the mailing of notice of the meeting to stockholders.

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Notwithstanding the foregoing, unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 7.   Proxies. A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, an authorization by a telegram, cablegram, datagram, electronic mail or any other electronic or telephonic means to the person authorized to act as proxy or to any other person authorized to

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receive the proxy authorization on behalf of the person authorized to act as the proxy, including a proxy solicitation firm or proxy support service organization. Such proxy or evidence of authorization of such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless a proxy provides otherwise, it is not valid more than 11 months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for so long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

Section 8. Voting of Stock by Certain Holders. Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any Director or other fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy.

Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

Section 9. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the Chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 10. Organization and Conduct. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting

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or, in the absence of such appointment, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Presiding Director of the Board, if there be one, the President, the Vice Presidents in their order of rank and seniority, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as secretary of the meeting. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary, or in the absence of Assistant Secretaries an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (h) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 11.   Nominations and Proposals by Stockholders.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the Secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the

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notice for the preceding year's annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a Director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the Corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this paragraph (2) of this Section 11(a), the name and address of such stockholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such Stockholder Associated Person; and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a Director or the proposal of other business on the date of such stockholder's notice.

(3)   Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event the Board of Directors increases or decreases the maximum or minimum number of Directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice of the preceding year's annual meeting, a stockholder's notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

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(4)   For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean any person controlling, controlled by or under common control with such stockholder and any person acting, directly or indirectly, in concert with such stockholder in connection with such stockholder's proposal.

(b)   Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this Section 11(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c)   General. (1) Upon written request by the Secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2)   Only such individuals who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible to serve as Directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 11 and, if any proposed nomination or business is not in

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compliance with this Section 11, to declare that such defective nomination or proposal be disregarded.

(3)   For purposes of this Section 11, (a) the "date of mailing of the notice" shall mean the date of the proxy statement for the solicitation of proxies for election of Directors and (b) "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4)   Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12.   Voting by Ballot. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. Meetings by Remote Communication. At the discretion of the Board of Directors and subject to any guidelines and procedures that the Board of Directors may adopt from time to time, stockholders and proxy holders not physically present at a meeting of the stockholders may participate in the meeting of the stockholders by means of remote communication and may be considered present in person and may vote at the meeting of the stockholders, whether the meeting is held at a designated place or solely by means of remote communication. The Corporation shall implement reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a stockholder or proxy holder, the Corporation shall implement reasonable measures to provide the stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings and in the event any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Corporation.

Section 14. Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

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ARTICLE III

BOARD OF DIRECTORS

Section 1.   General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2.   Number, Tenure and Qualifications. The number of Directors shall be fixed only by a vote of the Board of Directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be stockholders in the Corporation.

Section 3.   Vacancies. If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum. Any Director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 4.   Place of Meetings. Every meeting of the Board of Directors shall be held at the principal executive office of the Corporation, or at such other place in or out of the State of Maryland as the Board of Directors may from time to time determine or shall be specified in the notice of the meeting.

Section 5.   Annual or Regular Meetings. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and at any place or by means of remote communication as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 6.   Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Presiding Director, the Executive Committee or by a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them or may fix remote communication as the means by which any special meeting of the Board of Directors called by them will be held. The Board of Directors may provide, by resolution, the time and place, if any, and the means of remote communication, if any, for the holding of special meetings of the Board of Directors without other notice than such resolution.

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Section 7.   Notice. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each Director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the Director or his or her agent is personally given such notice in a telephone call to which the Director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the Director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 8.   Action by Written Consent; Telephone or Electronic Meetings.

(a)   Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a unanimous written consent which sets forth the action is signed by all Directors on the Board and filed with the minutes or corporate records of Board proceedings.

(b)   Members of the Board of Directors may participate in meetings of the Board of Directors by means of a conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 9.   Quorum. A majority of the Board of Directors, but in no case less than the number of Directors required by the Maryland General Corporation Law, shall constitute a quorum for the transaction of business. If, at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. If, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority of a particular group of Directors is required for action, a quorum must also include a majority of such group.

The Directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

Section 10.   Voting. The action of the majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or

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these Bylaws. If enough Directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of the Directors still present at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 11.   Organization and Conduct. At each meeting of the Board of Directors, the Chairman of the Board or, in the absence of the Chairman, the Presiding Director of the Board, if any, shall act as Chairman. In the absence of both the Chairman and the Presiding Director, a Director chosen by a majority of the Directors present shall act as Chairman. The Secretary or, in his or her absence, an Assistant Secretary of the Corporation or, in the absence of the Secretary and all Assistant Secretaries, a person appointed by the Chairman of the meeting shall act as Secretary of the meeting.

Section 12.   Executive Committee and Other Committees. The Board, by resolution adopted by a majority of the entire Board, may appoint from among its members an Executive Committee and one or more other committees, each consisting of one or more Directors, except that the Audit Committee shall consist of at least three members. The Chairman of the Board shall be a member of the Executive Committee. Except as prohibited by law or by the Charter or by resolution of the Board, the Executive Committee shall have all the powers of the Board when the Board is not in session and each other committee shall have such powers as the Board shall confer. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a Director to act in the place of such absent member. Each such committee may fix its own rules of procedure, and may meet when and as provided by such rules or by resolution of the Board of Directors with notice given in the same manner as notice for special meetings of the Board of Directors; but in every case the presence of a majority shall be necessary to constitute a quorum at a meeting. The action of a majority of the committee members present at a meeting at which a quorum is present shall be the action of such committee. Any action required or permitted to be taken at a meeting of the members of the Executive or any other committee may be taken without a meeting if a unanimous written consent which sets forth the action signed by all members of the committee and filed with the minutes or corporate records of committee proceedings. Members of any committee may participate in meetings of such committee by means of conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting. The majority of the entire Board of Directors shall have the power at any time to change the members of the Executive Committee, except the Chairman thereof, and to change, at any time, the members of the other committees, to fill vacancies in any committee by election from the Directors, and to discharge any of the other committees.

Section 13.   Remuneration. In addition to reimbursement of his or her reasonable expenses incurred in attending meetings or otherwise in connection with his or her attention to the affairs of the Company, each Director as such, and as a member of the Executive Committee or of any other committee of the Board, shall be entitled to receive such remuneration in such form and at such rates as may be fixed from time to time by the Board of Directors.

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Section 14. Loss of Deposits. No Director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.

Section 15. Surety Bonds. Unless required by law, no Director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 16. Reliance. Each Director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the Corporation, regardless of whether such counsel or expert may also be a Director.

Section 17. Certain Rights of Directors. A Director shall have no responsibility to devote his or her full time to the affairs of the Corporation.

ARTICLE IV

OFFICERS

Section 1. General Provisions. The Executive Officers of the Corporation shall be elected annually by the Board of Directors and shall include a President and Chief Executive Officer (who shall be a Director), a Secretary and a Treasurer and may include a Chairman of the Board (who shall be a Director), one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The Board of Directors may also elect such other officers, agents and employees as the Board may deem necessary or desirable; provided, however, that the Chief Executive Officer may appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. Any two offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law to be executed, acknowledged or verified by any two or more officers. A vacancy in any office that may be filled by only by the Board of Directors may only be filled by the Board of Directors and a vacancy in any office which may be filled by the Board of Directors or an officer may only be filled by the Board of Directors or such officer. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. Term of Office. The term of office of all officers shall be one year and until their respective successors are elected and qualify, subject, however, to the provision for removal contained in the Charter.

Section 3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the Executive Committee, the Chairman of the Board, the President or the Secretary. Any resignation shall

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take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 4.   Chief Executive Officer. The Board of Directors may designate a Chief Executive Officer. In the absence of such designation, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors or the Executive Committee, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 5.   Chief Operating Officer. The Board of Directors may designate a Chief Operating Officer. The Chief Operating Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 6.   Chief Financial Officer. The Board of Directors may designate a Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 7.   Chairman of the Board. The Board of Directors shall designate a Chairman of the Board. The Chairman of the Board shall preside over the meetings of the Board of Directors and of the stockholders at which he or she shall be present. The Chairman of the Board shall perform such other duties as determined by the Board of Directors or the Executive Committee.

Section 8.   Presiding Director. The Board of Directors may designate a Presiding Director from among its members, other than the Chairman of the Board, who shall be independent pursuant to the rules of the New York Stock Exchange. The Presiding Director shall be authorized to perform the duties of the Chairman of the Board during any absence of the Chairman of the Board and such other duties as set forth in these Bylaws or as otherwise determined by the Board of Directors.

Section 9.   President. In the absence of a designation of a Chief Operating Officer by the Board of Directors, the President shall be the Chief Operating Officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the

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office of President and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 10.   Vice Presidents. In the absence of the President or in the event of a vacancy in such office, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President; and shall perform such other duties as from time to time determined by the President, the Board of Directors or the Executive Committee. The Board of Directors may designate one or more Vice Presidents as Executive Vice President or Senior Vice Presidents or as Vice President for particular areas of responsibility.

Section 11.   Secretary. The Secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address and e-mail address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time determined by the Chief Executive Officer, the President, the Board of Directors or the Executive Committee.

Section 12.   Treasurer. The Treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or the Executive Committee. In the absence of a designation of a Chief Financial Officer by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the Executive Committee, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 13.   Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as determined by the Secretary or Treasurer, respectively, or by the President, the Board of Directors or the Executive Committee. The Assistant Treasurers shall, if required by the Board of Directors or the Executive Committee, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors or the Executive Committee.

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Section 14.   Contracts. The Board of Directors or the Executive Committee or another committee of the Board of Directors within the scope of its delegated authority may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors or the Executive Committee or such other committee and executed by an authorized person.

Section 15.   Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers, agent or agents, as shall be authorized from time to time by the Board of Directors or the Executive Committee.

ARTICLE V

STOCK

Section 1.   Certificates. Except as otherwise provided in these Bylaws, this Section shall not be interpreted to limit the authority of the Board of Directors to issue some or all of the shares of any or all of its classes or series without certificates. Each stockholder, upon written request to the Secretary of the Corporation, shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of stock held by him, her or it in the Corporation. Each certificate shall be signed by the Chairman of the Board, the President or a Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the seal, if any, of the Corporation. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Corporation shall, from time to time, issue several classes of stock, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing shares which are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets upon liquidation or which are redeemable at the option of the Corporation, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate. If the Corporation has authority to issue stock of more than one class, the certificate shall contain on the face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class of stock and, if the Corporation is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the shares of each series to the extent they have been set and the authority of the Board of Directors to set the relative rights and preferences of subsequent series. In lieu of such statement or summary, the certificate may state that the Corporation will furnish a full statement of such information to any stockholder upon request and without charge. If any class of stock is restricted by the Corporation as to transferability, the

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certificate shall contain a full statement of the restriction or state that the Corporation will furnish information about the restrictions to the stockholder on request and without charge.

Section 2. Transfer of Shares. Shares of stock of the Corporation evidenced by certificates shall be transferred on the books of the Corporation by the holder thereof in person or by his duly authorized attorney upon surrender and cancellation of certificates for the same number of shares, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Uncertificated shares are transferable on the books of the Corporation upon receipt of the proper transfer documents, instructions and assignments as may be reasonably required by the Corporation or its agents.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. Replacement Certificate. The President, the Secretary or the Treasurer or any other officer designated by the Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Directors may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4. Record Dates. The Directors may set, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date in any case shall not be prior to the close of business on the day the record date is set and shall be not more than 90 days, and in the case of a meeting of stockholders, not less than ten days before the date of the meeting.

In lieu of fixing a record date, the Board of Directors may direct that the stock transfer books be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a

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meeting of stockholders, such books shall be closed for at least ten days before the date of the meeting.

If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board of Directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5.   Seal. The Board of Directors shall provide a suitable corporate seal, in such form and bearing such inscriptions as it may determine. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

Section 6.   Stock Ledgers. Original or duplicate stock ledgers, containing the names and addresses of the stockholders of the Corporation and the number of shares of stock of each class held by them respectively, shall be, kept at the principal office of the Corporation or at the office of its counsel, accountants or transfer agent.

Section 7.   Fractional Stock; Issuance of Units. The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VI

FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December following.

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ARTICLE VII

DISTRIBUTIONS

Section 1.   Authorization. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the Charter.

Section 2.   Contingencies. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper, consistent with the Charter, as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish such reserve.

ARTICLE VIII

INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former Director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for reasonable expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee (other than a Director or officer) or agent of the Corporation or a predecessor of the Corporation.

The indemnification and payment of expenses provided in this Article VIII shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. It shall be a defense to any action for advance for expenses that (i) a determination has been made that the facts then known to those making the determination would preclude indemnification or (ii) the Corporation has not received both (A) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (B) a written affirmation by the

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Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.

Any indemnification or payment of costs and expenses in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the individual entitled to seek indemnification (the "Indemnified Party"). The right to indemnification and advances hereunder shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Corporation denies such request, in whole or in part, or (ii) no payment thereof is made within 60 days. The Indemnified Party's costs and expenses (including attorney's fees) incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be paid or reimbursed by the Corporation.

The rights provided to any person in this Article shall be enforceable against the Corporation by each such person who shall be presumed to have relied upon this Article in serving or continuing to serve in any of the capacities described in (a) or (b) above. The provisions of this Article VIII shall be applied to proceedings whether or not made or commenced prior to the date hereof. All rights to indemnification and advance of expenses under the Charter of the Corporation and hereunder shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Neither amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Corporation may purchase and maintain insurance on behalf of any Indemnified Party against any liability asserted against and incurred by any Indemnified Party in any protected capacity or arising out of his or her position. The Corporation may purchase and maintain insurance on its behalf in respect of any liability that it may incur to provide indemnification under the Charter, this Article VIII, or law.

The invalidity or unenforceability of any provision of this Article VIII shall not affect the validity or enforceability of any other provision hereof.

ARTICLE IX

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission delivered by the person or persons entitled to such notice, whether before or after the time stated therein and filed with the records of the meeting, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such

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person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE X

AMENDMENTS

The exclusive power to make, alter and repeal the Bylaws of the Corporation is vested in the Board of Directors and may be exercised by a majority of the entire Board.

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From: CFLETTERS
Sent: Wednesday, January 17, 2007 8:49 AM
To:
Cc:
Subject: FW: Allegheny Energy, Inc. (AYE) Shareholder Position on Company No-Action Request (Timothy Medice)

Follow Up Flag: Follow up
Flag Status: Completed

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 16, 2007 11:36 PM
To: CFLETTERS
Cc: Dunlap, Daniel M.
Subject: Allegheny Energy, Inc. (AYE)   Shareholder Position on Company No-Action Request (Timothy Medice)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 16, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Directors to be Elected by Majority Vote
Timothy Medice

Ladies and Gentlemen:

This is an initial response to the company December 20, 2006 no action request.

The company argument that this proposal duplicates another proposal appears to be moot because the company apparently will not publish any other proposal on this topic.

At minimum the company does not provide adequate information in its no action request. There is no information on whether the other proponent has satisfied the rule 14a-8 stock ownership requirement. Thus there is no verification provided that the other proponent is rule 14a-8 qualified regarding timely verification of stock ownership.

The company even admits that its argument is based on an ³assumption² of including another proposal in its definitive proxy. This ³assumption² is buried in a footnote.

Additionally the proposal could have already been withdrawn since the company submitted its no action request. Also the proposal could be withdrawn while this no action request is in progress. Withdrawal needs to be addressed by the

1

company since the company has at least taken some window-dressing action to the general topic of the proposal.

Furthermore the company policy is not a real policy because it can easily be rendered moot. According to a careful reading of the evidence submitted by the company, Article II, Section 6 of the company Bylaws, if 10 directors stand for election and only one outside candidate is nominated (who could be a distant in-law of one of the directors) then apparently all 10 directors will be chosen by plurality voting. Furthermore this one director candidate need not even contact one other shareholder regarding his candidacy or even circulate one ballot prior to the annual meeting. Additionally this sole candidate would not be listed on the company ballot.

Furthermore, according to a careful reading of Article II, Section 6 of the company bylaws, there could be a fake ³contested² election by having a distant in-law of a director nominate himself and then withdraw the nomination the day after ³the mailing of notice of the meeting to stockholders.²

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Timothy Medice
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
      Incoming letter dated December 20, 2006

The proposal requests that the board initiate the appropriate process to amend the company's charter or bylaws to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Allegheny Energy's 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allegheny Energy relies.

Sincerely,

Amanda McManus
Attorney-Adviser

END